UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

September 17, 2010

________________

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Johnson & Johnson and Crucell in advanced negotiations for an all cash public offer of  24.75 per ordinary share of Crucell

New Brunswick, N.J., and Leiden, the Netherlands, 17 September 2010 –

Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that they are in advanced negotiations for a potential public offer by Johnson & Johnson or an affiliate for all outstanding ordinary shares of Crucell not already held by Johnson & Johnson and its affiliates. Johnson & Johnson, through an affiliate, currently holds approximately 17.9 percent of the outstanding shares of Crucell and has submitted a statement on Schedule 13D to the U.S. Securities and Exchange Commission in connection with its change in investment intent with respect to Crucell.

Under the terms of the negotiations, which are at an advanced stage, Johnson & Johnson or an affiliate would acquire all outstanding equity of Crucell that it does not already own for approximately  1.75 billion, which represents a purchase price of  24.75 per share. The public offer would be an all cash transaction.

This potential transaction would enable Crucell to benefit from Johnson & Johnson’s expertise and experience in the development and commercialization of pharmaceutical products. The companies expect that Crucell’s strength in the manufacture, discovery and commercialization of vaccines would create a strong platform for Johnson & Johnson in the vaccine market. After closing of the potential transaction Johnson & Johnson expects to maintain Crucell’s existing facilities, to retain Crucell’s senior management and, generally, to maintain current employment levels. Johnson & Johnson also intends to keep Crucell as the center for vaccines within the Johnson & Johnson pharmaceutical group, and to maintain Crucell’s headquarters in Leiden.

Both companies expect that Crucell, as Johnson & Johnson’s vaccine center, would retain its entrepreneurial culture that has fostered innovation and growth. Johnson & Johnson intends to continue to invest in the continued development of Crucell’s products and pipeline and support Crucell’s mission to increase the number of people around the globe protected from infectious diseases.

In accordance with customary Dutch practice, and to adequately protect the interest of any minority shareholders, Johnson & Johnson expects to retain two independent supervisory directors after closing for such time as is necessary for Johnson & Johnson to acquire all of the outstanding equity of Crucell.

While the parties are still in negotiations with respect to the terms of a definitive agreement for the potential transaction, any proposed transaction would be subject to customary pre-offer conditions, including consultation with the relevant works council and trade unions, and customary offer conditions.

The Board of Directors of Johnson & Johnson and the Supervisory Board of Crucell have authorized the companies to proceed with these negotiations for a potential transaction. Although Johnson & Johnson’s due diligence is substantially complete, the transaction remains subject to negotiation of terms of a definitive agreement and receipt of internal approvals of Johnson & Johnson management and the Management and Supervisory Boards of Crucell. There can be no assurances that a definitive agreement will be entered into and that discussions will result in a transaction.  In addition, the terms of any potential transaction may be different from what is described in this press release.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

About Johnson & Johnson

Caring for the world, one person at a time….inspires and unites the people of Johnson & Johnson.  We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 114,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

This press release is issued pursuant to the provisions of article 5:25i paragraph 2 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) and article 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-looking statements

(This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Crucell’s expectations and projections. Risks and uncertainties include the ability of the parties to reach a mutually acceptable definitive agreement and, if that occurs, whether the conditions would then be satisfied; general industry conditions and competition; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Crucell as well as the ability to ensure continued performance or market growth of Crucell’s products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Crucell can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 3, 2010, and Crucell’s Annual Report/ Form 20-F for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on April 7, 2010, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of these filings are available online at www.sec.gov, www.jnj.com, www.crucell.com, or on request from Johnson & Johnson or Crucell. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell N.V. - Media & Investors

Oya Yavuz

Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

Johnson & Johnson – Media
Karen Manson	Bill Price
Mob. + 32 479 89 47 99	Tel. +1 (732) 524 6623
Mob. +1 (732) 668 3735
Johnson & Johnson – Investors
Louise Mehrotra	Stan Panasewicz
Tel. +1 (732) 524 6491	Tel. +1 (732) 524 2524

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

September 17, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations